Exhibit 99.1

Pyxis Tankers Announces Financial Results for the Three Months and Year Ended December 31, 2023

Maroussi, Greece, March 14, 2024 – Pyxis Tankers Inc. (NASDAQ Cap Mkts: PXS), (the “Company” or “Pyxis Tankers”), an international shipping company, today announced unaudited results for the three months and year ended December 31, 2023.

Summary

For the three months ended December 31, 2023, our Revenues, net were $13.2 million. For the same period, our time charter equivalent (“TCE”) revenues were $12.0 million, a decrease of $1.9 million, or 13.6%, over the comparable period in 2022 when we operated more vessels. Our net income attributable to common shareholders for the fourth quarter ended December 31, 2023, was $21.6 million, an increase of $15.1 million from net income of $6.5 million in the comparable period of 2022. During the three months ended December 31, 2023, we sold one MR tanker and recognized a $17.1 million gain. For the fourth quarter of 2023, the net income per common share was $2.04 basic and $1.76 diluted compared to the net income per common share of $0.61 basic and $0.53 diluted for the same period in 2022. Our Adjusted EBITDA for the three months ended December 31, 2023, was $7.7 million, a decrease of $2.0 million over the comparable period in 2022. Please see “Non-GAAP Measures and Definitions” below.

On November 28, 2023, we entered into a definitive agreement with an unaffiliated third party to purchase an 82,013 dwt dry-bulk vessel built in 2015 at Jiangsu New Yangzi Shipbuilding, fitted with a ballast water treatment system and scrubber. The eco-efficient Kamsarmax, delivered on February 15, 2024, had a purchase price of $26.6 million which was funded by a combination of secured bank debt of $14.5 million and cash on hand. The five year amortizing bank loan is priced at SOFR plus 2.35% and is secured by, among other things, the vessel. We have named the vessel the “Konkar Asteri” and it commenced commercial operations on February 29, 2024. This acquisition of this mid-sized modern scrubber-fitted eco-vessel represents our second investment of our recent strategic expansion into the dry-bulk sector.

On December 15, 2023, the vessel “Pyxis Epsilon”, a 2015 built 50,295 dwt. product tanker, was sold for $40.75 million in cash. After the repayment of the outstanding indebtedness secured by the vessel and the payment of various transaction costs, we received cash proceeds of $26.4 million, which will be used for general corporate purposes. A non-cash gain from asset disposition of $17.1 million was recognized in the fourth quarter, of 2023.

Valentios Valentis, our Chairman and CEO, commented:

“We are pleased to report solid results for the fourth fiscal quarter, 2023 with Revenues, net of $13.2 million and Net Income attributable to common shareholders of $21.6 million, which included a gain of $1.36 per fully diluted share on the sale of our eight-year-old MR. In the fourth quarter of 2023, the product tanker sector experienced strong chartering activity due to good global demand for transportation fuels, relatively low inventories of many petroleum products, healthy refinery margins, combined with the impact of the ongoing war in the Ukraine which has led to continued market dislocation of shifting trade patterns and ton-mile expansion of seaborne cargo transportation. During the fourth quarter, we reported an average daily TCE for our MR’s of almost $30,500. Recent hostilities in the Red Sea have further supported the strong product tanker environment and as of March 12, 2024, 92% of our MR available days in Q1 2024, were booked at an average TCE of $30,300 per day. Following the recent sale of the “Pyxis Epsilon”, we now own and operate three modern eco-efficient MR’s, two of which currently employed under short-term time charters and one on spot.

Tanker asset values have continued to be exceptionally strong. In 2023, we took advantage of the market conditions to sell two of our MR’s, which had an average age of 11 years, to realize total capital gains of over $25 million and, most importantly, generate over $44 million in net cash proceeds after repayment of associated debt and transaction costs. In addition to strengthening our balance sheet, this cash infusion has given us the opportunity to diversify into the dry-bulk shipping. Our senior management team and Board of Directors have significant experience in this sector which, we believe, has a positive outlook given supply/demand fundamentals and may provide a counter-cyclical and seasonal balance to product tankers. In the later part of the third quarter of 2023, we acquired a 2016 Japanese built scrubber-fitted Ultramax, the “Konkar Ormi”, and last month completed the acquisition of 2015-built scrubber-fitted Kamsarmax, the “Konkar Asteri”. In the fourth quarter of 2023, the “Konkar Ormi” reported a daily TCE of over $16,900. With the commencement of operations of the “Konkar Asteri” in the current quarter, 70% of available days for our bulkers are booked at an average TCE of $19,600 per day as of March 12, 2024.

At this junction, we expect the chartering environment for product tankers and dry-bulk carriers to remain constructive for the remainder of 2024. Solid global demand for seaborne cargoes of a broad range of refined petroleum products and dry-bulk commodities is expected to continue with the orderbook remaining highly manageable. Historically, demand growth for many refined products and dry-bulk commodities has been reasonably correlated to global GDP growth. The IMF recently estimated the global economies to increase 3.1% in 2024. According to Drewry, as of February 29, 2024, the MR2 orderbook stood at 181 or 10.7% of global fleet with similar 11% or 187 MR2 over 20 years of age. Net supply growth for MR2 of approximately 2% this year is a fair estimate in our opinion. Separately, in February 2024 Howe Robinson forecasted net fleet growth in the dry-bulk sector of 2.2% in 2024. Fundamental cargo demand is further supported by the ton-mile effects stemming from the continued hostilities of the Russian-Ukrainian war and in the Middle East, as well as the drought limiting transits at the Panama Canal which only boost the strength of our markets. While moderating inflation and the prospect of softening monetary policies by many central banks later this year promote more optimism, the growing complexity within our sectors and the uncertainty surrounding macro-economic conditions and global events necessitate continued prudent management.

Given the current high asset value environment and positive outlook for our markets, developing accretive opportunities for fleet expansion of mid-sized vessels should continue to be challenging, especially for the purchase of modern eco-efficient MRs. In light of this, we expect to maintain our disciplined approach to capital allocation until more attractive situations materialize which may further enable us to enhance shareholder value. The current available cash on hand and short-term deposits of almost $48 million, combined with potential modest bank debt should provide us the funds and flexibility to pursue the acquisition of up to three additional mid-sized vessels at reasonable terms when the opportune moments arise. In the short-term, we expect to continue to use free cash flow to further increase balance sheet liquidity, repay debt and repurchase our common shares.”

Results for the three months ended December 31, 2022 and 2023

Amounts relating to variations in period–on–period comparisons shown in this section are derived from the unaudited consolidated financials presented below.

For the three months ended December 31, 2023, we reported Revenues, net of $13.2 million, or 27.9% lower than $18.4 million in the comparable 2022 period. Our net income attributable to common shareholders was $21.6 million, or $2.04 basic and $1.76 diluted net income per common share, compared to a net income attributable to common shareholders of $6.5 million, or $0.61 basic and $0.53 diluted net income per common share, for the same period in 2022. A $17.1 million gain on the sale of the MR vessel “Pyxis Epsilon” was recognized in the fourth quarter of 2023. The weighted average number of basic shares decreased slightly to remain at 10.6 million in the most recent period versus the fourth quarter of 2022. The weighted average number of diluted common shares in 2023 of 12.4 million shares assumes the full conversion of all the outstanding Series A Convertible Preferred Stock in the most recent period. The average MR daily TCE rate during the fourth quarter of 2023 was $30,484 or 8.1% lower than the $33,182 MR daily TCE rate for the same period in 2022, due to lower demurrage income from lower spot chartering activity. The new dry-bulk carrier acquired in Fall 2023 had average an TCE rate of $16,932 for the fourth quarter. The revenue mix of the MR vessels for the fourth quarter of 2023 was 64% from short-term time charters and 36% from spot market employment, while the dry-bulk was hired in short-term time charter. Adjusted EBITDA decreased by $2.0 million to $7.7 million in the fourth quarter of 2023 from $9.7 million for the same period in 2022 due to a lower average TCE and fewer operating MR’s.

Results for the years ended December 31, 2022 and 2023

For the year ended December 31, 2023, we reported Revenues, net of $45.5 million, a decrease of $12.9 million, or 22.1%, from $58.3 million in the comparable period of 2022. During the twelve months of 2023, our MR’s were contracted for 1,101 days or 74% under short-term time charters and for the rest of the year employed in the spot market resulting in an overall MR average daily TCE rate of $26,633. The new dry-bulk “Konkar Ormi” contributed 88 additional operating days and was employed under a short-term time charter with an average daily TCE rate of $15,323.

2

Our net income attributable to common shareholders for the twelve months ended December 31, 2023, was $36.2 million, or income of $3.38 per common share basic and $2.94 per common share diluted, compared to a net income attributable to common shareholders of $12.5 million, or income of $1.18 per common share basic and $1.06 per common share diluted for the same period in 2022. During 2023, we recognized an aggregate gain from vessels sales of $25.1 million which includes an $8.0 million gain from “Pyxis Malou” sale in the first quarter of 2023 and $17.1 million gain from “Pyxis Epsilon” sale in the fourth quarter. Higher MR daily TCE rates of $26,633 and higher MR fleet utilization of 95.7% for our MR’s during the year ended December 31, 2023, were compared to a MR daily TCE rate of $25,739 and MR fleet utilization of 87.5% during the same period in 2022. During 2023, we operated on average one fewer MR, but ran one dry-bulk carrier for a portion of the year with the acquisition of the “Konkar Ormi” in the Fall.

(Amounts in thousands of U.S. dollars, except for daily TCE rates which are presented in U.S. dollars per day)	Three months ended December 31,		Year ended December 31,
Tanker fleet	2022	2023	2022	2023

MR Revenues, net [1]	$18,378	$11,670	$57,749	$43,889
MR Voyage related costs and commissions [1]	(4,541)	(1,214)	(16,979)	(6,124)
MR Time Charter Equivalent revenues [1,3]	$13,837	$10,456	$40,770	$37,765

MR Total operating days [1]	417	343	1,584	1,418
MR Daily Time Charter Equivalent rate [1,3]	33,182	30,484	25,739	26,633
Average number of MR vessels [1]	5.0	3.8	5.2	4.2

(Amounts in thousands of U.S. dollars, except for daily TCE rates which are presented in U.S. dollars per day)	Three months ended December 31,		Year ended December 31,
Dry-bulk fleet	2022	2023	2022	2023

Dry-bulk Revenues, net [2]	n/a	$1,579	n/a	$1,579
Dry-bulk Voyage related costs and commissions [2]	n/a	(89)	n/a	(231)
Dry-bulk Time Charter Equivalent revenues [2,3]	n/a	$1,490	n/a	$1,348

Dry-bulk Total operating days [2]	n/a	88	n/a	88
Dry-bulk Daily Time Charter Equivalent rate [2,3]	n/a	16,932	n/a	15,323
Average number of Dry-bulk vessels [2]	n/a	1.0	n/a	0.3

(Amounts in thousands of U.S. dollars, except for daily TCE rates which are presented in U.S. dollars per day)	Three months ended December 31,		Year ended December 31,
Total fleet	2022	2023	2022	2023

Revenues, net [1,2]	$18,378	$13,249	$57,749	$45,468
Voyage related costs and commissions [1,2]	(4,541)	(1,303)	(16,979)	(6,355)
Time Charter Equivalent revenues [1,2,3]	$13,837	$11,946	$40,770	$39,113

Total operating days [1,2]	417	431	1,584	1,506
Daily Time Charter Equivalent rate [1,2,3]	33,182	27,717	25,739	25,972
Average number of vessels [1,2]	5.0	4.8	5.2	4.5

1 a) Our non-core small tankers, “Northsea Alpha” and “Northsea Beta”, which were sold on January 28, 2022 and March 1, 2022, respectively, have been excluded in the above table. Both vessels were under spot employment for 7 and 36 days, respectively, in 2022 as of the delivery date to their buyer. For the year ended December 31, 2022, “Revenues, net” attributable to these vessels was $595 thousand and “Voyage related costs and commissions” was $386 thousand. Also, a $8 thousand write-off of “MR Voyage related costs and commissions” related to the previous year’s voyage commissions of the “Pyxis Delta” has been excluded in the fourth quarter of 2022. The vessel was sold to an unaffiliated third party on January 13, 2020. For the three and twelve months ended December 31, 2023, the same expenses attributable to these vessels were nil and $10 thousand, respectively.

Also, a $19 thousand write-off of “MR Voyage related costs and commissions” related to the previous year’s voyage commissions of the “Pyxis Delta” has been excluded in the year ended on December 31, 2023.

b) The eco-modified MR “Pyxis Malou” was sold to an unaffiliated buyer on March 23, 2023.

c) The eco-efficient MR “Pyxis Epsilon” was sold to an unaffiliated buyer on December 15, 2023.

2 The dry-bulker “Konkar Ormi” was delivered on September 14, 2023 and commenced her initial charter on October 5, 2023.

3 Subject to rounding; please see “Non-GAAP Measures and Definitions” below.

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Management’s Discussion & Analysis of Financial Results for the Three Months ended December 31, 2022 and 2023

(Amounts are presented in million U.S. dollars, rounded to the nearest one hundred thousand, except as otherwise noted)

Revenues, net: Revenues, net of $13.2 million for the three months ended December 31, 2023, represented a decrease of $5.1 million, or 27.9%, from $18.4 million in the comparable period of 2022. In the fourth quarter of 2023, our MR average daily TCE rate for our fleet was $30,484, a $2,698 per day decrease from $33,182 for the same period in 2022. These changes were the result of operating one less MR as well as lower demurrage income due to lower spot chartering activity in the fourth quarter of 2023, which were offset by the higher utilization of 97.7% in the fourth quarter of 2023 in comparison to the 90.7% in the same period of 2022. Total fleet ownership days in the fourth quarter of 2023 were 443 or on average 4.8 vessels compared with 460 days or on average 5.0 vessels for the same period of 2022. This decrease was due to the sales of the “Pyxis Malou” in March 2023 and “Pyxis Epsilon” in December 2023 counterbalanced by the acquisition of the new dry-bulk carrier “Konkar Ormi” in September 2023.

Voyage related costs and commissions: Voyage related costs and commissions of $1.3 million in the fourth quarter of 2023, represented a decrease of $3.3 million, or 71.7%, from $4.5 million in the same period of 2022, primarily as a result of lower spot employment for our MRs from 180 days in the fourth quarter in 2022 to 88 days in the same period of 2023. Under spot charters, all voyage expenses are typically borne by us rather than the charterer and a decrease in spot employment results in decreased voyage related costs and commissions.

Vessel operating expenses: Vessel operating expenses of $3.1 million for the three-month period ended December 31, 2023, remained stable compared to 2022 and reflected slightly less vessel ownership days offset by the effects of inflationary cost pressures.

General and administrative expenses: General and administrative expenses of $0.6 million for the fourth quarter of 2023 remained relatively stable compared to the same period of 2022.

Management fees: For the three months ended December 31, 2023, management fees charged from our tanker ship manager, Pyxis Maritime Corp. (“Maritime”), our dry-bulk ship manager Konkar Shipping Agencies S.A. (“Konkar Agencies”), both affiliated entities with our Chairman and Chief Executive Officer, Mr. Valentis, and from International Tanker Management Ltd. (“ITM”), the technical manager of our MRs, remained relatively constant to $0.4 million compared to the same period in 2022.

Amortization of special survey costs: Amortization of special survey costs of $0.1 million for the quarter ended December 31, 2023, remained flat compared to the same period of 2022.

Depreciation: Depreciation of $1.6 million for the quarter that ended December 31, 2023, remained relatively constant compared to 1.5 million for the quarter that ended December 31, 2022, as a result of ceasing depreciations of the sold tankers “Pyxis Malou” and “Pyxis Epsilon”, offset by the addition of bulker vessel “Konkar Ormi”.

Interest and finance costs, net: Interest and finance costs, net of $1.6 million for the quarter ended December 31, 2023, increased $0.2 million or 15.2% compared to $1.4 million for the same period in 2022. Despite lower average debt levels, higher LIBOR/SOFR indexed rates drove to higher interest costs on all the floating rate bank debt.

Gain from the sale of vessels, net: During the quarter that ended December 31, 2023, we recorded a gain of $17.1 million from the sale of the “Pyxis Epsilon”, which was delivered to her new owners on December 15, 2023.

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Interest income: Interest income, $0.4 million received during the quarter ended December 31, 2023, compared to nil for the same period in 2022, due to larger balances of short-term time deposits.

Gain assumed by non-controlling interest: Gain assumed by the non-controlling interest for the quarter ended December 31, 2023, of $0.1 million represented the 40% share of the gain which is attributable to the Non-Controlling Interest in the dry-bulk joint venture for the “Konkar Ormi” (the “NCI”).

Management’s Discussion & Analysis of Financial Results for the Years ended December 31, 2022 and 2023

(Amounts are presented in million U.S. dollars, rounded to the nearest one hundred thousand, except as otherwise noted)

Revenues, net: Revenues, net of $45.5 million for the year ended December 31, 2023, represented a decrease of $12.9 million, or 22%, from $58.3 million in the comparable period of 2022. In the year ended December 31, 2023, our MR average daily TCE rate was $26,633, a $894 per day or 3.5% increase from $25,739 per day for the same 2022 period primarily due to the improved fleet utilization from 87.5% to 95.7%. Voyage related costs and commissions decreased by $11.0 million as discussed below. Ownership days in 2023 were 1,634 for an average of 4.5 vessels in our total fleet compared with 1,912 days for an average of 5.2 vessels in the same period of 2022. This decrease in 2023 reflects the sales of the “Pyxis Malou” and “Pyxis Epsilon”, partially offset by the acquisition of the “Konkar Ormi” dry-bulk carrier. In 2023, the “Konkar Ormi” contributed 109 ownership days and her maiden voyage was a short-term time charter at a daily TCE rate of $15,323.

Voyage related costs and commissions: Voyage related costs and commissions of $6.4 million for the year ended December 31, 2023, represented a decrease of $11.0 million, or 63.4%, from $17.4 million for the same period of 2022. We operated one fewer MR on average during 2023. For the year ended December 31, 2023, our MRs were employed on spot charters for 381 days in total, compared to 919 days in 2022. Lower spot chartering activity for our MRs contributes to lower voyage costs which are typically borne by us rather than the charterer, thus an increase in spot employment results in increased voyage related costs and commissions.

Vessel operating expenses: Vessel operating expenses of $11.6 million for the year ended December 31, 2023, represented a $0.9 million or 6.9% decrease compared to $12.5 million for the same period ended December 31, 2022. This decrease was mainly attributed to the sale of the “Pyxis Malou” during the first quarter of 2023. Fleet ownership days for the year ended December 31, 2023, aggregated 1,634 days consisting of 1,525 days for our MR’s plus 109 days for the dry-bulk vessel compared to 1,912 days for the same period in 2022, including the “Northsea Alpha”, “Northsea Beta” which were sold in the first quarter of 2022.

General and administrative expenses: General and administrative expenses of $3.4 million for the year ended December 31, 2023, represented an increase of $0.9 million or 37.5%, from $2.5 million in the comparable period in 2022, mainly due to the performance bonus of $0.6 million paid to Maritime. The increase also includes the non-cash $171 thousand charge of the common shares granted under the Company’s existing Employee Incentive Program (the “EIP”). In May 2023, the Nominating & Corporate Governance Committee of our Board of Directors approved the issuance of a total of 55,000 restricted common shares under the EIP to 24 employees, board members and Company affiliates. The restricted shares have vesting periods through November 2024. In addition, certain administrative fees were adjusted by 9.65% to reflect the 2022 inflation rate in Greece.

Management fees: For the year ended December 31, 2023, management fees paid to Maritime, ITM and Konkar Agencies of $1.5 million in the aggregate, represented a decrease of $0.1 million compared to $1.6 million for the year ended December 31, 2022. The decrease was the result of the sales of “Northsea Alpha” and “Northsea Beta” during 2022 and the sales of “Pyxis Malou” and “Pyxis Epsilon” during 2023, partially offset by the acquisition “Konkar Ormi”, and by a 9.65% increase in ship management fees due Maritime for the inflationary effects in Greece from the prior year.

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Amortization of special survey costs: Amortization of special survey costs of $0.4 million for the year ended December 31, 2023, remained flat compared to the same period in 2022.

Depreciation: Depreciation of $5.5 million for the year ended December 31, 2023, decreased by $0.6 million or 9.8% compared to $6.1 million in the comparable period of 2022. The decrease was attributed to the sales of vessels “Pyxis Malou” and “Pyxis Epsilon” during the first and the fourth quarter of 2023, partially offset by the acquisition of the “Konkar Ormi” in the third quarter of 2023.

Gain from the sale of vessels, net: During the year ended December 31, 2023, we recorded total gains of $25.1 million, including an $8.0 million gain from the sale of the “Pyxis Malou”, which occurred in the first quarter of 2023, and $17.1 million gain from the sale of the “Pyxis Epsilon”, which occurred in December 2023. In the comparable period in 2022, we recorded a loss of $0.5 million related to reposition costs for the deliveries of the “Northsea Alpha” and “Northsea Beta” to their buyer.

Loss from debt extinguishment: During the year ended December 31, 2023, we recorded a loss from debt extinguishment of $0.4 million reflecting the write-off of the remaining unamortized balance of deferred financing costs, which were associated with the loan repayments of the sold vessels, “Pyxis Malou”, “Pyxis Epsilon” and the debt refinancing of the “Pyxis Karteria”. During the year ended December 31, 2022, we recorded a loss from debt extinguishment of $34 thousand reflecting the write-off of the remaining unamortized balance of deferred financing costs, which were associated with the repayments of the “Northsea Alpha” and “Northsea Beta” loans.

Gain/(Loss) from financial derivative instruments: On January 27, 2023, we sold our $9.6 million 2% interest rate cap and we recorded a $59 thousand loss while we realized $0.6 million in net cash. For the comparable year ended December 31, 2022, we recognized a $0.6 million valuation gain related to this interest rate cap purchased in July 2021.

Interest and finance costs, net: Interest and finance costs, net, for the year ended December 31, 2023, were $5.8 million, compared to $4.4 million in the comparable period in 2022, an increase of $1.4 million, or 31.4%. Despite lower average debt levels, this increase was primarily attributable to higher LIBOR/SOFR indexed rates paid on all the floating rate bank debt. In addition to scheduled loan amortization, we prepaid the $6.0 million 7.5% Promissory Note in full during the first quarter of 2023. On March 13, 2023, we completed the debt refinancing of the “Pyxis Karteria”, our 2013 built vessel, with a $15.5 million five year secured loan from a new lender. The loan is priced at SOFR plus 2.7%.

Interest income: Interest income from time deposits, $1.2 million received during the year ended December 31, 2023, compared to nil for the same period in 2022, due to larger balances of short-term time deposits.

Loss assumed by non-controlling interest: Loss assumed by non-controlling interest for the year ended December 31, 2023, of $0.2 million represented the 40% share of the loss which is attributable to the NCI in the single ship dry-bulk joint venture.

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Consolidated Statements of Comprehensive Net Income

For the three months ended December 31, 2022 and 2023

(Expressed in thousands of U.S. dollars, except for share and per share data)

	Three months ended December 31,
	2022	2023

Revenues, net	$18,378	$13,249

Expenses:
Voyage related costs and commissions	(4,534)	(1,284)
Vessel operating expenses	(3,062)	(3,141)
General and administrative expenses	(622)	(640)
Management fees, related parties	(154)	(240)
Management fees, other	(200)	(196)
Amortization of special survey costs	(118)	(114)
Depreciation	(1,538)	(1,552)
Allowance for credit losses	(69)	(19)
Gain from the sale of vessel, net	—	17,108
Operating income	8,081	23,171

Other expenses:
Loss from debt extinguishment	—	(92)
Gain from financial derivative instruments	44	—
Interest and finance costs	(1,419)	(1,634)
Interest income	—	441
Total other expenses, net	(1,375)	(1,285)

Net income	$6,706	$21,886

Income attributable to non-controlling interest	—	(60)
Net income attributable to Pyxis Tankers Inc.	$6,706	$21,826

Dividend Series A Convertible Preferred Stock	(218)	(196)
Net income attributable to common shareholders	$6,488	$21,630

Income per common share, basic	$0.61	$2.04
Income per common share, diluted	$0.53	$1.76

Weighted average number of common shares, basic	10,613,633	10,557,465
Weighted average number of common shares, diluted	12,640,542	12,394,247

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Consolidated Statements of Comprehensive Net Income

For the years ended December 31, 2022 and 2023

(Expressed in thousands of U.S. dollars, except for share and per share data)

	Year ended December 31,
	2022	2023

Revenues, net	$58,344	$45,468

Expenses:
Voyage related costs and commissions	(17,357)	(6,352)
Vessel operating expenses	(12,481)	(11,623)
General and administrative expenses	(2,508)	(3,448)
Management fees, related parties	(702)	(728)
Management fees, other	(916)	(760)
Amortization of special survey costs	(384)	(388)
Depreciation	(6,100)	(5,503)
Allowance for credit losses	(118)	78
Gain/(Loss) from the sales of vessels, net	(466)	25,125
Operating income	17,312	41,869

Other expenses, net:
Loss from debt extinguishment	(34)	(379)
(Loss)/Gain from financial derivative instruments	555	(59)
Interest and finance costs	(4,441)	(5,835)
Interest income	—	1,240
Total other expenses, net	(3,920)	(5,033)

Net income	$13,392	$36,836

Loss attributable to non-controlling interest	—	201
Net income attributable to Pyxis Tankers Inc.	$13,392	$37,037

Dividend Series A Convertible Preferred Stock	(885)	(810)
Net income attributable to common shareholders	$12,507	$36,227

Income per common share, basic	$1.18	$3.38
Income per common share, diluted	$1.06	$2.94

Weighted average number of common shares, basic	10,613,672	10,701,059
Weighted average number of common shares, diluted	12,640,581	12,585,777

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Consolidated Balance Sheets

As of December 31, 2022 and 2023

(Expressed in thousands of U.S. dollars, except for share and per share data)

	December 31,	December 31,
	2022	2023
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$7,563	$34,539
Short-term investment in time deposits	—	20,000
Restricted cash, current portion	376	—
Inventories	1,911	957
Trade accounts receivable, net	10,469	4,964
Due from related parties	—	194
Prepayments and other current assets	204	226
Insurance claim receivable	608	—
Total current assets	21,131	60,880

FIXED ASSETS, NET:
Vessels, net	114,185	99,273
Advance for vessel acquisition	—	2,663
Total fixed assets, net	114,185	101,936

OTHER NON-CURRENT ASSETS:
Restricted cash, net of current portion	2,250	1,800
Financial derivative instrument	619	—
Deferred dry-dock and special survey costs, net	794	1,622
Prepayments and other non-current assets	—	75
Total other non-current assets	3,663	3,497
Total assets	$138,979	$166,313

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs	$5,829	$5,580
Trade accounts payable	2,604	1,695
Due to related parties	1,028	990
Hire collected in advance	2,133	1,173
Accrued and other liabilities	967	646
Total current liabilities	12,561	10,084

NON-CURRENT LIABILITIES:
Long-term debt, net of current portion and deferred financing costs	59,047	55,370
Promissory note	6,000	—
Total non-current liabilities	65,047	55,370

COMMITMENTS AND CONTINGENCIES	—	—

STOCKHOLDERS’ EQUITY:
Preferred stock ($0.001 par value; 50,000,000 shares authorized; of which 1,000,000 authorized Series A Convertible Preferred Shares; 449,473 Series A Convertible Preferred Shares issued and outstanding as at December 31, 2022 and 403,631 at December 31, 2023)	—	—
Common stock ($0.001 par value; 450,000,000 shares authorized; 10,614,319 shares issued and outstanding as of December 31, 2022 and 10,542,547 as of December 31, 2023, respectively)	11	11
Additional paid-in capital	111,869	110,799
Accumulated deficit	(50,509)	(14,270)
Non-controlling interest	—	4,319
Total stockholders’ equity	61,371	100,859
Total liabilities and stockholders’ equity	$138,979	$166,313

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Consolidated Statements of Cash Flows

For the years ended December 31, 2022 and 2023

(Expressed in thousands of U.S. dollars)

	Year ended December 31,
	2022	2023
Cash flows from operating activities:
Net income	$13,392	$36,836
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	6,100	5,503
Amortization and write-off of special survey costs	384	388
Allowance for credit losses	118	(78)
Amortization and write-off of financing costs	303	247
Amortization of restricted common stock grants	—	171
Loss from debt extinguishment	34	379
Loss/(Gain) from financial derivative instrument	(555)	59
Gain on sales of vessels, net	—	(25,125)
Changes in assets and liabilities:
Inventories	(344)	954
Due to related parties, net	(2,940)	(231)
Trade accounts receivable, net	(8,871)	5,583
Prepayments and other assets	(18)	(97)
Insurance claim receivable	(608)	608
Special survey cost	(519)	(1,379)
Trade accounts payable	(227)	(1,094)
Hire collected in advance	2,133	(960)
Accrued and other liabilities	(108)	(322)
Net cash provided by operating activities	$8,274	$21,442

Cash flow from investing activities:
Proceeds from the sales of vessels, net	8,509	64,213
Advance for vessel acquisition	—	(2,663)
Payments for vessel acquisition	(2,995)	(28,500)
Ballast Water Treatment System installation	(561)	(768)
Vessels additions	—	(77)
Short-term investment in time deposits	—	(20,000)
Net cash provided by investing activities	$4,953	$12,205

Cash flows from financing activities:
Proceeds from long-term debt	—	34,500
Repayment of long-term debt	(12,030)	(38,760)
Contributions from non-controlling interest	—	4,520
Repayment of promissory note	—	(6,000)
Financial derivative instrument	10	561
Payment of financing costs	(20)	(277)
Preferred stock dividends paid	(871)	(797)
Common stock re-purchase program	—	(1,244)
Fractional shares paid	(1)	—
Net cash provided used in financing activities	$(12,912)	$(7,497)

Net increase in cash and cash equivalents and restricted cash	315	26,150
Cash and cash equivalents and restricted cash at the beginning of the period	9,874	10,189
Cash and cash equivalents and restricted cash at the end of the period	$10,189	$36,339

SUPPLEMENTAL INFORMATION:
Cash paid for interest	$3,912	$5,630
Unpaid portion of financing costs	—	16
Unpaid portion of Special Survey cost	—	126
Unpaid portion of Ballast Water Treatment System installation	—	43

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Liquidity, Debt and Capital Structure

Pursuant to our loan agreements, as of December 31, 2023, we were required to maintain a minimum cash balance of $1.8 million. Total cash and cash equivalents, including the minimum liquidity and cash that at year-end has classified as a short-term investment in time deposits, aggregated $56.3 million as of December 31, 2023.

Total funded debt, net of deferred financing costs, includes the bank debt of $18.5 million related to dry-bulk carrier, the “Konkar Ormi”, which was acquired in September 2023:

(Amounts in thousands of U.S. dollars)	December 31,
	2022	2023
Funded debt, net of deferred financing costs	$64,876	$60,950
Promissory Note - related party	6,000	—
Total funded debt	$70,876	$60,950

On December 31, 2023, our weighted average interest rate on our total funded debt for the year was 8.21% and we had short-term interest-bearing money market investments of $51.0 million. Our next loan maturity is scheduled for July 2025 with a balloon principal payment of $9.55 million due on the “Pyxis Theta”.

On December 31, 2023, we had a total of 10,542,547 common shares issued and outstanding of which Mr. Valentis beneficially owned 54.3%, 403,631 Series A Preferred Shares (NASDAQ Cap Mkts: PXSAP), which have conversion price of $5.60, and 1,591,062 warrants (NASDAQ Cap Mkts: PXSAW), which have an exercise price of $5.60, (excluding non-tradeable underwriter’s common stock purchase warrants of which 107,143 and 3,460 have exercise prices of $8.75 and $5.60, respectively, and 2,000 and 2,683 Series A Preferred Shares purchase warrants which have an exercise price of $24.92 and $25.00 per share, respectively).

In the year ended December 31, 2023, we repurchased 331,591 common shares at an average price of $3.75 per share, including brokerage commissions, utilizing $1.2 million under the authorized $2.0 million re-purchase program. In November 2023 our Board of Directors authorized a six-month extension through May 2024 of the program which may also include the re-purchase of Series A Preferred Shares. As of March 12, 2024, we had spent an additional $192 thousand for the repurchase of 43,357 common shares.

Dry-dockings

In 2023, we completed the second special survey for the 2013-built “Pyxis Karteria” and “Pyxis Theta”, the latter of which we installed a ballast water treatment system. In aggregate, during 2023, we incurred 43 dry-docking days and capital costs of $1.5 million. Our next special survey is scheduled for the “Konkar Asteri” in 2025.

Subsequent Events

On February 15, 2024, the Company completed the acquisition of an 82,013 dwt dry-bulk vessel built in 2015 at Jiangsu New Yangzi Shipbuilding. The $26.625 million purchase price of the eco-efficient Kamsarmax, fitted with a ballast water treatment system and scrubber, was funded by a combination of secured bank debt of $14.5 million and cash on hand. The five year amortizing bank loan is priced at SOFR plus 2.35% and is secured by, among other things, the vessel. The vessel has been named the “Konkar Asteri” and commenced its commercial operations on February 29, 2024.

Non-GAAP Measures and Definitions

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) represent the sum of net income, interest and finance costs, depreciation and amortization and, if any, income taxes during a period. Adjusted EBITDA represents EBITDA before certain non-operating or non-recurring charges, such as interest income, loss from debt extinguishment, loss or gain from financial derivative instrument and loss or gain from sales of vessels. EBITDA and Adjusted EBITDA are not recognized measurements under U.S. GAAP.

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EBITDA and Adjusted EBITDA are presented in this press release as we believe that they provide investors with means of evaluating and understanding how our management evaluates operating performance. These non-GAAP measures have limitations as analytical tools, and should not be considered in isolation from, as a substitute for, or superior to financial measures prepared in accordance with U.S. GAAP. EBITDA and Adjusted EBITDA do not reflect:

●	our cash expenditures, or future requirements for capital expenditures or contractual commitments;
●	changes in, or cash requirements for, our working capital needs; and
●	cash requirements necessary to service interest and principal payments on our funded debt.

In addition, these non-GAAP measures do not have standardized meanings and are therefore unlikely to be comparable to similar measures presented by other companies. The following table reconciles net income, as reflected in the Unaudited Consolidated Statements of Comprehensive Net Income to EBITDA and Adjusted EBITDA:

(Amounts in thousands of U.S. dollars)	Three months ended December 31,		Year ended December 31,
	2022	2023	2022	2023
Reconciliation of Net Interest to Adjusted EBITDA

Net income	$6,706	$21,886	$13,392	$36,836

Depreciation	1,538	1,552	6,100	5,503

Amortization of special survey costs	118	114	384	388

Interest and finance costs	1,419	1,634	4,441	5,835

EBITDA	$9,781	$25,186	$24,317	$48,562

Interest income	—	(441)	—	(1,240)

Loss from debt extinguishment	—	92	34	379

Loss/(Gain) from financial derivative instrument	(44)	—	(555)	59

(Gain)/Loss from the sales of vessels, net	—	(17,108)	466	(25,125)

Adjusted EBITDA	$9,737	$7,729	$24,262	$22,635

Daily TCE is a shipping industry performance measure of the average daily revenue performance of a vessel on a per voyage basis. Daily TCE is not calculated in accordance with U.S. GAAP. We utilize daily TCE because we believe it is a meaningful measure to compare period-to-period changes in our performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which our vessels may be employed between the periods. Our management also utilizes daily TCE to assist them in making decisions regarding the employment of the vessels. We calculate daily TCE by dividing Revenues, net after deducting Voyage related costs and commissions, by operating days for the relevant period. Voyage related costs and commissions primarily consist of brokerage commissions, port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract.

Vessel operating expenses (“Opex”) per day are our vessel operating expenses for a vessel, which primarily consist of crew wages and related costs, insurance, lube oils, communications, spares and consumables, tonnage taxes as well as repairs and maintenance, divided by the ownership days in the applicable period.

We calculate utilization (“Utilization”) by dividing the number of operating days during a period by the number of available days during the same period. We use fleet utilization to measure our efficiency in finding suitable employment for our vessels and minimize the number of days that our vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys and intermediate dry-dockings or vessel positioning. Ownership days are the total number of days in a period during which we owned each of the vessels in our fleet. Available days are the number of ownership days in a period, less the aggregate number of days that our vessels were off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and intermediate dry-dockings and the aggregate number of days that we spent positioning our vessels during the respective period for such repairs, upgrades and surveys. Operating days are the number of available days in a period, less the aggregate number of days that our vessels were off-hire or out of service due to any reason, including technical breakdowns and unforeseen circumstances.

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EBITDA, Adjusted EBITDA, Opex and daily TCE are not recognized measures under U.S. GAAP and should not be regarded as substitutes for Revenues, net and Net income. Our presentation of EBITDA, Adjusted EBITDA, Opex and daily TCE does not imply, and should not be construed as an inference, that our future results will be unaffected by unusual or non-recurring items and should not be considered in isolation or as a substitute for a measure of performance prepared in accordance with U.S. GAAP.

Recent Daily Fleet Data:

(Amounts in U.S. dollars per day)		Three months ended December 31,		Year ended December 31,
		2022	2023	2022	2023
Eco-Efficient MR2: (2023: 4 vessels)
(2022: 4 vessels)	Daily TCE :	31,711	30,476	23,567	27,090
	Opex per day:	6,691	7,346	6,641	6,936
	Utilization % :	94.6%	97.7%	88.8%	96.6%
Eco-Modified MR2: (1 vessel)
	Daily TCE :	40,602	n/a	35,035	17,101
	Opex per day:	6,598	n/a	7,204	9,319
	Utilization % :	75.0%	n/a	82.2%	79.3%
MR Fleet: (2023: 5 vessels) *
(2022: 5 vessels) *	Daily TCE :	33,182	30,484	25,739	26,633
	Opex per day:	6,672	7,346	6,754	7,065
	Utilization % :	90.7%	97.7%	87.5%	95.7%

Average number of MR vessels *		5.0	3.8	5.2	4.2

Dry-bulk Ultramax: (2023: 1 vessel)
	Daily TCE :	n/a	16,932	n/a	15,323
	Opex per day:	n/a	6,087	n/a	7,772
	Utilization % :	n/a	95.7%	n/a	80.7%

Average number of Dry-bulk vessels *		n/a	1.0	n/a	0.3

Total Fleet: (2023: 5 vessels) *
(2022: 5 vessels) *	Daily TCE :	33,182	27,717	25,739	25,972
	Opex per day:	6,672	7,085	6,754	7,112
	Utilization % :	90.7%	97.3%	87.5%	94.7%

Average number of vessels *		5.0	4.8	5.2	4.5

As of March 12, 2024, our fleet consisted of three eco-efficient MR2 tankers, “Pyxis Lamda”, “Pyxis Theta”, “Pyxis Karteria”, and two dry-bulk vessels, “Konkar Ormi” delivered to our Joint Venture on September 14, 2023, and “Konkar Asteri” delivered on February 15, 2024. During 2022 and 2023, the vessels in our fleet were employed under time and spot charters.

* a) Our two small tankers “Northsea Alpha” and “Northsea Beta” were sold on January 28, and March 1, 2022, respectively. Both vessels had been under spot employment for 7 and 36 days, respectively, in 2022 as of the delivery date to their buyer. The small tankers have been excluded from the table calculations for the 2022 period.

b) In February 2022, the “Pyxis Epsilon” experienced a brief grounding at port which resulted in minor damages to the vessel. The vessel was off-hire for 43 days including shipyard repairs and returned to commercial employment at the end of March 2022. The respective vessel was sold to an unaffiliated buyer on December 15, 2023.

c) The Eco-Modified “Pyxis Malou” was sold to an unaffiliated buyer on March 23, 2023.

d) The “Konkar Ormi” commenced the initial charter on October 5, 2023 and was fixed on a time charter for 65 days, at $16,250 per day and an additional ballast bonus payment of $625,500.

e) The “Konkar Asteri” commenced the initial charter on February 29, 2024 and was fixed on a time charter for $20 – 25 days, at $17,750 per day.

13

Conference Call and Webcast

Today, Thursday, March 14, 2024, at 4:30 p.m. Eastern Time, the Company’s management will host a conference call to discuss the results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: +1 877 405 1226 (US Toll-Free Dial In) or +1 201 689 7823 (US and Standard International Dial In). Please quote “Pyxis Tankers” to the operator and/or conference ID 13744880. Click here for additional International Toll-Free access numbers.

Alternatively, participants can register for the call using the call me option for a faster connection to join the conference call. You can enter your phone number and let the system call you right away. Click here for the call me option.

A webcast of the conference call will be available through our website (http://www.pyxistankers.com) under our Events Presentations page. A telephonic replay of the conference and accompanying slides will be available following the completion of the call and will remain available until Thursday, March 21, 2024. None of the information contained on our website is incorporated into or forms a part of this report.

Webcast participants of the live conference call should register on the website approximately 10 minutes prior to the start of the webcast and can also access it through the following link:

https://www.webcaster4.com/Webcast/Page/2976/50047

Pyxis Tankers Fleet (as of March 12, 2024)

Vessel Name	Shipyard	Vessel type	Carrying Capacity (dwt)	Year Built	Type of charter	Charter (1) Rate (per day)	Anticipated Earliest Redelivery Date
Product Tanker Fleet
Pyxis Lamda	SPP / S. Korea	MR2 Tanker	50,145	2017	Spot	n/a	n/a
Pyxis Theta (2)	SPP / S. Korea	MR2 Tanker	51,795	2013	Time	29,000	Aug 2024
Pyxis Karteria (3)	Hyundai / S. Korea	MR2 Tanker	46,652	2013	Time	34,500	Sep 2024
			148,592
Dry-bulk Fleet
Konkar Ormi (4)	SKD / Japan	Ultramax	63,520	2016	Time	23,750	Mar 2024
Konkar Asteri (5)	JNYS / China	Kamsarmax	82,013	2015	Time	17,750	Mar 2024
			145,533

1) These tables are as of March 12, 2024 and present gross rates in U.S.$ and do not reflect any commissions payable.

2) “Pyxis Theta” is fixed on a time charter for a minimum of 11 maximum of 15 months, at $29,000 per day.

3) “Pyxis Karteria” was fixed on a time charter for a minimum of 6 maximum of 9 months, at $34,500 per day.

4) “Konkar Ormi” was fixed on a time charter for 30 – 35 days, at $23,750 per day.

5) “Konkar Asteri” was acquired on February 15, 2024, and commenced commercial employment on February 29, 2024, on time charter for 20 – 25 days, at $17,750 per day.

About Pyxis Tankers Inc.

The Company currently owns a modern fleet of mid-sized eco-vessels consisting of three product tankers, one Kamsarmax bulk carrier and a controlling interest in a single ship Ultramax dry bulk venture engaged in seaborne transportation of a broad range of refined petroleum products and dry-bulk commodities. The Company is positioned to opportunistically expand and maximize its fleet of eco-efficient vessels due to significant capital resources, competitive cost structure, strong customer relationships and an experienced management team whose interests are aligned with those of its shareholders. For more information, visit: http://www.pyxistankers.com. The information on the Company’s website is not incorporated into and does not form a part of this release.

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Forward Looking Statements

This press release includes forward-looking statements intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995 in order to encourage companies to provide prospective information about their business. These statements include statements about our plans, strategies, goals financial performance, prospects or future events or performance and involve known and unknown risks that are difficult to predict. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by the use of words such as “may,” “could,” “expects,” “seeks,” “predict,” “schedule,” “projects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “targets,” “continue,” “contemplate,” “possible,” “likely,” “might,” “will, “should,” “would,” “potential,” and variations of these terms and similar expressions, or the negative of these terms or similar expressions. All statements that are not statements of either historical or current facts, including among other things, our expected financial performance, expectations or objectives regarding future and market charter rate expectations and, in particular, the effects of the war in the Ukraine and the Red Sea conflict, on our financial condition and operations as well as the nature of the product tanker and dry-bulk industries, in general, are forward-looking statements. Such forward-looking statements are necessarily based upon estimates and assumptions. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. The Company’s actual results may differ, possibly materially, from those anticipated in these forward-looking statements as a result of certain factors, including changes in the Company’s financial resources and operational capabilities and as a result of certain other factors listed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission. The Company is reliant on certain independent and affiliated managers for its operations, including most recently an affiliated private company, Konkar Shipping Agencies, S.A., for the management of its dry-bulk vessels. For more information about risks and uncertainties associated with our business, please refer to our filings with the U.S. Securities and Exchange Commission, including without limitation, under the caption “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2022. We caution you not to place undue reliance on any forward-looking statements, which are made as of the date of this press release. We undertake no obligation to update publicly any information in this press release, including forward-looking statements, to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable laws.

Company

Pyxis Tankers Inc.

59 K. Karamanli Street

Maroussi 15125 Greece

info@pyxistankers.com

Visit our website at www.pyxistankers.com

Company Contact

Henry Williams

Chief Financial Officer

Tel: +30 (210) 638 0200 / +1 (516) 455-0106

Email: hwilliams@pyxistankers.com

Source: Pyxis Tankers Inc.

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